NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY JURISDICTION WHERE TO DO SO MIGHT CONSTITUTE A VIOLATION OF THE LOCAL SECURITIES LAWS OR REGULATIONS OF SUCH JURISDICTION.

Tieto Corporation’s unaudited half-year financial report for the six-month period ended June 30, 2019

NOTICE TO EVRY SHAREHOLDERS IN THE UNITED STATES

Any securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There is no intention to register any securities referred to herein in the United States. Any securities referred to herein are being offered or sold in the United States pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.

This document is made for the securities of a foreign company. The document is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws of the United States, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under any transaction referred to herein, such as in open market or privately negotiated purchases.

tieto

Q2 2019

INTERIM REPORT

JANUARY–JUNE

Major transformation initiated in the quarter

- Strategy implementation progressing as planned – transition to a new operating model completed
- Complementary merger with EVRY announced
- Revenue up by 1% in local currencies
- Adjusted EBIT margin at 8.4% – impact of a shorter quarter and currencies 1 percentage point
- Efficiency improvement programme on schedule – EUR 15 million cost savings anticipated to materialize in the second half

Contents

Key figures for the first quarter	**3**
Full-year outlook for 2019 unchanged	**3**
CEO's comment	**4**
The quarter in short	**5**
IT market development	**6**
New strategy to enhance competitiveness	**6**
Financial performance in April–June	**9**
M&A impact in April-June	**10**
Financial performance in January–June	**11**
Cash flow, financing and investments	**12**
Order backlog	**12**
Major agreements in January–June	**13**
Personnel	**14**
Management	**14**
Shares	**14**
Near-term risks and uncertainties	**15**
Full-year outlook for 2019 unchanged	**15**
Financial calendar 2019	**15**
Tables	**16**
Income statement	17
Statement of other comprehensive income	17
Statement of financial position	18
Statement of changes in shareholders' equity	19
Statement of cash flows	21
Basis of preparation	22
Segment information	25
Net working capital in the statement of financial position	29
Derivatives	30
Commitments and contingencies	31
Number of shares	31
Key figures	32
Quarterly figures	32
Quarterly figures by segments	34
Major shareholders on 31 March 2019	35

Key figures for the second quarter

•	Sales declined by 0.2%, sales in local currencies were up by 1.0%

•	Adjusted operating profit amounted to EUR 34.0 (36.2) million, 8.4% (9.0) of sales – negative impact of the shorter quarter and currencies around EUR 4 million, representing 1 percentage point

•	In local currencies, the order backlog for 2019 provides support for Tieto’s growth ambitions for the year

M&A impact visible in the tables of the Financial Performance section.

	4–6/2019	4–6/2018	1–6/2019	1–6/2018
Net sales, EUR million	403.2	404.1	811.6	810.5
Change, %	-0.2	4.8	0.1	4.1
Change in local currencies, %	1.0	7.9	1.7	7.1
Operating profit (EBIT), EUR million	18.1	31.3	54.9	68.6
Operating margin (EBIT), %	4.5	7.7	6.8	8.5
Adjusted1) operating profit (EBIT), EUR million	34.0	36.2	74.9	74.1
Adjusted1) operating margin (EBIT), %	8.4	9.0	9.2	9.1
Profit after taxes, EUR million	18.0	24.7	45.2	54.6
EPS, EUR	0.24	0.33	0.61	0.74
Net cash flow from operations, EUR million	37.1	12.3	80.4	73.8
Return on equity, 12-month rolling, %	27.6	30.5	27.6	30.5
Return on capital employed, 12-month rolling, %	19.2	24.1	19.2	24.1
Capital expenditure, EUR million	12.5	10.5	21.9	18.7
Acquisitions, EUR million	-	4.0	0.7	10.2
Interest-bearing net debt, EUR million	362.5	209.2	362.5	209.2
Net debt/EBITDA2)	1.5	1.0	1.5	1.0
Order backlog	1 800	1 731	1 800	1 731
Personnel on 30 June	15 101	14 956	15 101	14 956

1) Adjusted for amortization of acquisition-related intangible assets, restructuring costs, capital gains/losses, goodwill impairment charges and other items affecting comparability

2) EBITDA is 12-month average and is modified to reflect the impact of IFRS 16 on depreciations

Full-year outlook for 2019 unchanged

Tieto expects its full-year adjusted1) operating profit (EBIT) to increase from the previous year’s level (EUR 168.0 million in 2018) added by the impact of IFRS 162) to maintain the comparability after the adoption of the new standard.

1) Adjusted for amortization of acquisition-related intangible assets, restructuring costs, capital gains/losses, goodwill impairment charges and other items affecting comparability

2) The company estimates that the adoption of IFRS 16 will have a positive impact on operating profit in 2019. In the first half, the impact on EBIT was EUR 2.0 million. Comparative periods are not restated. More information on the adoption of the standard can be found in the Accounting Policies in the tables section.

3 | Interim Report 2/2019

CEO’s comment

Comment regarding the interim report by Kimmo Alkio, President and CEO:

“The second quarter was a transformative one as we began implementation of our new strategy by changing the operating model – aiming to reposition us to be in the forefront of digital renewal for our customers. We also announced the planned merger with EVRY – the most significant event in our company’s history. The merger announcement has created a great deal of interest among all our stakeholders.

Our second-quarter performance was impacted by the major operating model change taking place in the quarter and by the lower number of working days – most visible in our Digital Experience business. The Hybrid Infrastructure business continued its good performance with 11% adjusted profit and 3% growth. For the quarter, our growth was 1% in local currencies and adjusted operating margin was 8.4%, affected by the shorter quarter and currency headwinds. This quarter was unique in many ways and performance-wise did not meet our longer-term ambition. During the second quarter, we also substantially completed our cost efficiency programme, which is expected to contribute around EUR 15 million to our second-half performance.

We announced the merger of Tieto and EVRY in June. Planning of the integration has started and once we are granted the approvals by both companies’ Extraordinary General Meetings and the competition authorities we will go into full merger implementation. The combined company will be well-positioned to accelerate the pace of change and innovation in the industry and bring the benefits of the digital world to our customers even faster. By combining the companies we will introduce new services and capabilities, and are together well positioned to drive higher performance and innovation. We strongly believe in the value creation potential for our customers and shareholders –  also through the planned EUR 75 million synergies with further potential in both growth and profit.

With more than 5 000 digital consultants close to customers in the Nordics, and around 10 000 globally, the new company will create the largest digital services community in the Nordics. In the areas of digital consulting, industry software, advanced cloud and infrastructure services we have truly rich and complementary capabilities. As Tieto and EVRY share a strong Nordic cultural heritage and values promoting openness, respect and diversity, we are confident that together we will succeed in creating digital advantage for Nordic enterprises and society.”

4 | Interim Report 2/2019

The quarter in short

Growth

Sales remained at the previous year's level and were affected by continued currency headwinds and a shorter quarter, representing in total an impact of over 2 percentage points on growth.

Both Product Development Services and Hybrid Infra continued to experience healthy growth of 5% and 3%, respectively, in local currencies.

Merger of Tieto and EVRY

Adjusted operating margin

Profitability was affected by a shorter quarter and currency impact, representing in total an impact of 1 percentage point on the operating margin. Profitability in Industry Software, Hybrid Infra and Product Development Services was at the anticipated level.

Customer wins

Tieto signed a significant private cloud agreement with a large operator with delivery starting during the second half.

Strategy implementation

New operating model to drive agile operations and future growth was completed. Operational simplification is anticipated to result in annualized gross savings of EUR 30–35 million, of which around EUR 15 million is expected to affect performance in the second half of 2019.

Personnel

Tieto's recruitments have focused on roles such as software developers, industry consultants, solution consultants and eCommerce specialists. In total, the net recruitments totalled around 400 during the first half of the year.

5 | Interim Report 2/2019

IT market development

The IT market continues to be dynamic, offering good opportunities for co-innovation with customers. Data is the prime enabler of the change and a large-scale revamp of business models is needed across industries. Enterprises and public institutions are increasing their investments in innovating new differentiating experiences, providing a significant opportunity for IT service providers. Operational agility and innovation of new data-driven business models while ensuring business continuity remain high on customers’ agenda.

In 2019, the Nordic IT market is anticipated to grow by 2–3%. The mix is continuing to see a major shift, with increased spending on consulting and application services and reduced spending on basic infrastructure services. The market for new services built around design, data and new cloud-native applications is anticipated to grow in the double digits.

Technology forms the backbone of the pursuit of this agenda. It is assumed that well-orchestrated hybrid infrastructure will ensure business agility and optimize costs. The technology architectures remain hybrid across public cloud, private cloud and on-premise platforms. Public cloud is assuming a greater significance while demand for private cloud and traditional infrastructure services is expected to remain good. Spending on public cloud is expected to grow annually by 25–30% and private cloud by 10–15% in the coming years.

The outsourcing market is shifting to be more application-centric, with increased efficiency requirements and price erosion in infrastructure services. Agreement terms are changing and the size of outsourcing contracts continues to shrink with the adoption of agile development practices (e.g. DevOps) and automation.

Demand for people and skills remains high. The same technology capabilities as in the software and IT services sector are needed across all industries.

New strategy to enhance competitiveness

The change towards a more personalized and real-time world is accelerating and data is the key enabler of this development. Enterprises and public organizations are increasing their investments in new service experiences for their customers.

To gain an active role in the rapidly changing market, Tieto has taken the next big leap in its renewal. With its new strategy launched in February 2019, the company aims to enhance competitiveness further.

Digital Experience as the main growth driver

Tieto has chosen to focus on services enabling customers’ competitiveness and providing Tieto with the strongest growth potential. The company supports clients in their digital transformation through the design of differentiating service experiences, smart use of data and hybrid cloud solutions. The related services range from consulting to implementation and running the solutions.

Digital citizen services and preventive healthcare are examples of the new cutting-edge services Tieto has been developing. Tieto anticipates that it will add 2 500–3 000 competences to digital experience-related roles during the strategy period. The company currently has strong capabilities in many key areas, such as customer experience management, where Tieto has around 700 experts. A major part of future investments is targeted at offering and competence development in the digital experience area.

Investments in scalable industry software continue

In addition to accelerating digital experience services, the company continues to focus on the Industry Software, Hybrid Infrastructure and Product Development Services businesses. Tieto continues to invest in scalable industry software businesses and drive international expansion of selected globally competitive businesses. With strong capabilities and leading industry software, Tieto is well positioned to ensure customers’ business-critical processes.

With its strong infrastructure foundation, Tieto Hybrid Infra continues to ensure Nordic customers’ business continuity, efficiency and renewal. Product Development Services continues to focus on delivering software R&D services to connect customers’ products. The scope of the services is global and Product Development Services continues to expand its customer base beyond the telecom sector.

6 | Interim Report 2/2019

Networked ways of working enabling faster time to market and simplified operations The market change towards shorter and more agile innovation and development sprints is calling for new ways of working.

Tieto has adopted networked, simplified ways of working that have eliminated overlapping roles of an administrative nature. The change will ensure both faster access to relevant capabilities for customers and faster time to market.

In the second quarter, Tieto’s operating model was aligned to the strategy launched in February 2019. Implementation of the new simplified structure has been completed and the following businesses will constitute reportable segments for Tieto:

•	Digital Experience

•	Hybrid Infra

•	Industry Software

•	Product Development Services

Tieto’s financial reporting for 2018 and the first quarter of 2019 has been adjusted to reflect the new segment structure. New comparison numbers were published on 28 June and are available on Tieto’s website.

The company anticipates that operational simplification will affect around 700 roles globally and result in annualized gross savings of EUR 30–35 million.

Tieto and EVRY joining forces to create a leading Nordic digital services company Tieto and EVRY announced on 18 June a merger agreement to create one of the most competitive digital services and software companies in the Nordics. With combined revenue of close to EUR 3 billion and 24 000 professionals, the combined company will be well positioned to create digital advantage for Nordic enterprises and society. The transaction will be highly complementary from a geographical, offering and customer perspective. Completion of the merger is conditional on approval by the respective EGMs of Tieto and EVRY, and customary merger control approvals.

The merger drives scale, longer-term revenue synergies, as well as innovation through combined targeted investments. The combination is expected to create value for shareholders through targeted cost synergies of around EUR 75 million annually, to be achieved through efficiencies in delivery and selling, general and administrative expenses, and portfolio and investment rationalization. The companies expect that around 60% of savings will be achieved by the end of 2021 and 90% by the end of 2022. The companies estimate that non-recurring implementation costs, anticipated to materialize by 2022, will amount to EUR 120–140 million. Tieto and EVRY will inform, consult and/or negotiate with the respective employee representatives and/or unions about the social, financial and legal consequences of the contemplated merger in accordance with applicable laws and regulations. TietoEVRY will continue examining the synergy possibilities further.

The Merger Plan, published on 26 June, and additional material are available at www.tieto.com/tietoevry.

Tieto’s financial ambition as announced at the strategy launch in February 20193)

•	Growth over 5% (CAGR 2019–2022) – with continued active M&As supporting growth

•	Adjusted operating margin 13%1) – main drivers include growth, simplified operations and automation

•	Net debt/EBITDA below 2.0 in the long term 2)

•	Aim is to increase base dividend annually in absolute terms

1) Adjusted for amortization of acquisition-related intangible assets, restructuring costs, capital gains/losses, goodwill impairment charges and other items affecting comparability (in accordance with IFRS 16, effective as from 1 Jan 2019).

2) In accordance with IFRS 16, effective as from 1 Jan 2019 – equals around 1.5 prior to IFRS 16.

3) Subject to change after the planned merger of Tieto and EVRY.

Performance drivers 2019

Tieto aims to grow faster than the market in local currencies during the year. To support this ambition, Tieto is committed to actions driving competitiveness and will continue its investments in innovation and growth.

In 2019, acquisitions will support the ambition of accelerating growth. Aggregated annual sales of the companies acquired in 2018 amounted to around EUR 13 million, of which EUR 4 million was included in Tieto’s sales in 2018.

Performance drivers also include:

•	investments in offering development

•	recruitments in new service areas and related competence development

•	salary inflation

•	continued drive for competitiveness and efficiency.

At the Group level, full-year offering development costs are anticipated to remain at around 5% of Group sales. Capital expenditure (CAPEX) is anticipated to remain below 4% of Group sales.

7 | Interim Report 2/2019

Tieto continues to invest in new capabilities and competences. During the first half, net recruitments amounted to around 400. Salary inflation is anticipated to amount to over EUR 30 million in 2019, partly offset by increasing offshoring and management of the competence pyramid.

Tieto has anticipated that operational simplification will affect around 700 roles globally. In April, Tieto started personnel adjustment processes in Finland, Sweden and the Czech Republic. The personnel reductions have been expected to impact up to 210 employees in Finland, 160 in Sweden and 250 in the Czech Republic. Additionally, the change is anticipated to impact some of the other countries in which Tieto operates. The negotiations in Finland, concluded in May, will result in up to 190 redundancies.

The simplification is anticipated to result in annualized gross savings of EUR 30–35 million, of which around EUR 15 million is expected to affect performance in the second half of 2019. Tieto estimates that related restructuring costs will amount to EUR 20–25 million, of which EUR 13 million were booked during the second quarter and the remainder is anticipated to materialize during the second half of 2019.

The company expects that costs related to the merger, subject to its approval, will be in the range of EUR 15-20 million and affect operating profit in the second half of 2019 (reported in adjusted items).

8 | Interim Report 2/2019

Financial performance in April–June

Tieto’s second-quarter reporting is based on the new structure. The comparison figures for 2018 and the first quarter of 2019 have been adjusted to reflect the new segment structure, as announced on 28 June.

Second-quarter net sales decreased by 0.2% to EUR 403.2 (404.1) million, growth of 1.0% in local currencies. Currency fluctuations had a negative impact of EUR 5 million on sales, mainly due to the weaker Swedish Krona. Additionally, there was one working day less than in the second quarter of 2018.

Second-quarter operating profit (EBIT) amounted to EUR 18.1 (31.3) million, representing a margin of 4.5% (7.7). Operating profit included EUR 13.2 (1.8) million in restructuring costs, mainly related to the adoption of the new simplified structure in the second quarter of 2019. Adjusted1) operating profit stood at EUR 34.0 (36.2) million, or 8.4% (9.0) of net sales.

Further details on second-quarter adjustments are available in the Segment Information paragraph in the tables section. Currency changes had a negative impact of around EUR 1 million on operating profit, and profitability was affected by salary inflation. Tieto capitalized EUR 4.1 million in offering development costs. Operating profit was also supported by the adoption of IFRS 16, which had a positive impact of EUR 1.1 million. The IFRS 16 impact on affected key figures is available in the Accounting Policies section.

Depreciation and amortization amounted to EUR 25.8 (15.2) million, including EUR 12.2 million in depreciation of right of use assets (IFRS 16 impact) and EUR 1.1 (1.4) million in amortization of acquisition-related intangible assets. Net financial income stood at EUR 1.0 (-0.7) million. Net interest expenses were EUR 2.0 (0.6) million and net gains from foreign exchange transactions EUR 3.9 (0.1) million, resulting from hedging of Norwegian Krona denominated currency exposure related to the merger agreement of Tieto and EVRY. Other financial income and expenses amounted to EUR -1.0 (-0.2) million.

Earnings per share (EPS) totalled EUR 0.24 (0.33). Adjusted1) earnings per share amounted to EUR 0.42 (0.37).

1) Adjusted for amortization of acquisition-related intangible assets, restructuring costs, capital gains/losses, goodwill impairment charges and other items affecting comparability

Financial performance by segment

EUR million	Customer sales 4–6/2019	Customer sales 4–6/2018	Change, %	Operating profit 4–6/2019	Operating profit 4–6/2018
Digital Experience	123.2	126.6	-3	7.1	16.5
Hybrid Infra	133.8	130.7	2	6.2	12.0
Industry Software	111.2	112.7	-1	11.6	6.6
Product Development Services	34.6	33.7	3	2.7	2.9
Segments total	402.8	403.7	0	27.6	38.0
Other operations	0.4	0.5	-11	-9.5	-6.7
Group total	403.2	404.1	0	18.1	31.3

Operating margin by segment

%	Operating margin 4–6/2019	Operating margin 4–6/2018	Adjusted1) operating margin 4– 6/2019	Adjusted1) operating margin 4– 6/2018
Digital Experience	5.7	13.0	8.6	12.8
Hybrid Infra	4.6	9.2	10.8	10.8
Industry Software	10.4	5.9	10.9	7.5
Product Development Services	7.8	8.7	7.9	8.7
Total	4.5	7.7	8.4	9.0

1) Adjusted for amortization of acquisition-related intangible assets, restructuring costs, capital gains/losses, goodwill impairment charges and other items affecting comparability.

For a comprehensive set of service line and industry group figures, see the tables section.

9 | Interim Report 2/2019

In Digital Experience, sales in local currencies were down by 2%. The decline was attributable to continued currency headwinds and a shorter quarter. Additionally, application services growth of 1% was impacted by one large customer insourcing. Strong growth in Customer Experience Management continued and sales were up by 13% in local currencies, supported by the acquisition of Meridium. Adjusted operating margin was down to 8.6% (12.8) due to negative volume development. In the third quarter, adjusted operating margin is anticipated to be at or above the level of the corresponding quarter in 2018.

In Hybrid Infra, sales growth of 3% in local currencies was driven by infrastructure cloud2), up by 10% in local currencies. Infrastructure cloud currently represents 28% of Hybrid Infra sales. Security Services’ sales increased by 29% in local currencies during the quarter. The decline in traditional infrastructure services decelerated and amounted to 2%.

Adjusted operating margin remained at the previous year’s level at 10.8% (10.8) despite somewhat higher personnel costs. The company’s effieciency measures, initiated during the second quarter, are anticipated to have a positive effect during the second half of 2019. In the third quarter, adjusted operating margin is anticipated to be above the level of the corresponding quarter in 2018.

In Industry Software, sales in local currencies remained at the previous year’s level, organically up by 1%. Strong growth of Payments solutions continued. Growth above market continued also in Lifecare and Hydrocarbon Management whereas sales for SmartUtilities, Tieto’s solution for the energy utility segment, was affected by the continued technological renewal to enable standardized software products, open technologies and scalable architectures. In Lifecare, further development of functionalities in the renewed product and the transition towards full web-version fully compliant with open Electronic Health Records (openEHR) specifications continues. Adjusted operating margin improved to 10.9% (7.5). Tieto capitalized EUR 4.1 million in the development costs, including costs for the development of Healthcare Information System and SmartUtilities. In the third quarter, adjusted operating margin is anticipated to be slightly below the level of the corresponding quarter in 2018.

In Product Development Services, sales growth in local currencies amounted to 5%. Growth was affected by continued currency headwinds and a shorter quarter. Strong volume development with the largest key customers and good development in the automotive segment continued. Adjusted operating margin was 7.9% (8.7). Excluding the impact of currency headwinds and a shorted quarter, adjusted operating margin remained at the previous year’s level. In the third quarter, adjusted operating margin is anticipated to be at or below the level of the corresponding quarter in 2018.

2) Based on infrastructure cloud (Infrastructure as a Service and Platform as a Service)

M&A impact in April–June

At the Group level, second-quarter sales in local currencies were organically up by 0.7%. Acquisitions added EUR 2 million in sales and the impact of divestments on sales was EUR 1 million.

M&A impact by business

	Growth, % (in local currencies) 4–6/2019	Organic growth, % (in local currencies) 4–6/2019
Digital Experience	-2	-3
Hybrid Infra	3	3
Industry Software	0	1
Product Development Services	5	5
Total	1	1

10 | Interim Report 2/2019

Financial performance in January–June

First-half net sales increased by 0.1% to EUR 811.6 (810.5) million, growth of 1.7% in local currencies. Currency fluctuations had a negative impact of EUR 13 million on sales, mainly due to the weaker Swedish Krona.

First-half operating profit (EBIT) amounted to EUR 54.9 (68.6) million, representing a margin of 6.8% (8.5). Adjusted1) operating profit stood at EUR 74.9 (74.1) million, or 9.2% (9.1) of net sales. Further details on first-half adjustments are available in the Segment Information paragraph in the tables section. Tieto capitalized EUR 6.1 million in offering development costs. Costs including both expensed and capitalized offering development investments remained at the level of the first half of 2018. Operating profit was also supported by the adoption of IFRS 16, which had a positive impact of EUR 2.0 million. Currency changes had a negative impact of around EUR 2 million on operating profit, and profitability was affected by salary inflation.

Depreciation and amortization amounted to EUR 50.1 (29.0) million, including EUR 23.2 million in depreciation of right of use assets (IFRS 16 impact) and EUR 2.2 (2.7) million in amortization of acquisition-related intangible assets. Net financial expenses stood at EUR 1.7 (1.3) million in the second quarter. Net interest expenses were EUR 4.2 (1.0) million and net gains from foreign exchange transactions EUR 3.7 (0.1) million. Other financial income and expenses amounted to EUR -1.2 (-0.4) million.

Earnings per share (EPS) totalled EUR 0.61 (0.74). Adjusted1) earnings per share amounted to EUR 0.83 (0.77).

1) Adjusted for amortization of acquisition-related intangible assets, restructuring costs, capital gains/losses, goodwill impairment charges and other items affecting comparability.

Financial performance by segment

EUR million	Customer sales 1–6/2019	Customer sales 1–6/2018	Change, %	Operating profit 1–6/2019	Operating profit 1–6/2018
Digital Experience	252.8	251.6	1	25.0	32.9
Hybrid Infra	262.8	262.4	0	14.4	21.8
Industry Software	223.9	228.1	-2	25.4	19.4
Product Development Services	71.4	67.6	6	7.2	7.2
Segments total	810.9	809.7	0	72.1	81.4
Other operations	0.7	0.7	-2	-17.2	-12.8
Group total	811.6	810.5	0	54.9	68.6

Operating margin by segment

%	Operating margin 1–6/2019	Operating margin 1–6/2018	Adjusted1) operating margin 1– 6/2019	Adjusted1) operating margin 1– 6/2018
Digital Experience	9.9	13.1	11.8	13.2
Hybrid Infra	5.5	8.3	8.9	9.2
Industry Software	11.3	8.5	11.7	8.9
Product Development Services	10.1	10.7	10.1	10.7
Total	6.8	8.5	9.2	9.1

1) Adjusted for amortization of acquisition-related intangible assets, restructuring costs, capital gains/losses, goodwill impairment charges and other items affecting comparability.

For a comprehensive set of service line and industry group figures, see the tables section.

11 | Interim Report 2/2019

M&A impact by business

	Growth, % (in local currencies) 1–6/2019	Organic growth, % (in local currencies) 1–6/2019
Digital Experience	2	1
Hybrid Infra	2	1
Industry Software	0	1
Product Development Services	8	8
Total	2	1

Cash flow, financing and investments

Second-quarter net cash flow from operations amounted to EUR 37.1 (12.3) million, including a decrease of EUR 1.9 (increase of 22.4) million in net working capital. Payments for restructuring amounted to EUR 3.4 (2.1) million. The adoption of IFRS 16 had a positive impact of over EUR 11 million on the cash flow from operating activities (offset in the cash flow from financing activities).

First-half net cash flow from operations amounted to EUR 80.4 (73.8) million, including an increase of EUR 0.8 (4.4) million in net working capital. Payments for restructuring amounted to EUR 5.7 (4.4) million. First-half tax payments were EUR 18.5 (13.8) million. The adoption of IFRS 16 had a positive impact of over EUR 25 million on the cash flow from operating activities.

Capital expenditure totalled EUR 21.9 (18.7) million in the first half. Capital expenditure represented 2.7% (2.4) of net sales and was mainly related to data centres. Net payments for acquisitions totalled EUR 0.7 (10.2) million.

The equity ratio was 33.7% (38.2). Gearing increased to 87.3% (51.1). Interest-bearing net debt totalled EUR 362.5 (209.2) million, including EUR 285.3 (277.2) million in interest-bearing debt, EUR 153.6 (2.1) million in lease liabilities, EUR 4.3 (2.3) million in finance lease receivables, EUR 0.4 (0.5) million in other interest-bearing receivables and EUR 71.7 (67.4) million in cash and cash equivalents.

Interest-bearing long-term loans amounted to EUR 293.6 (1.7) million at the end of June, consisting of a EUR 100 million bond, an EUR 85 million loan from the European Investment Bank and EUR 108.9 million in lease liabilities. The bond of EUR 100 million will mature in September 2024 and it carries a coupon of fixed annual interest of 1.375%.

Interest-bearing short-term loans amounted to EUR 145.3 (277.6) million, mainly related to commercial papers, leasing liabilities and joint venture cash pool balances. The syndicated revolving credit facility of EUR 150 million expiring in May 2021 was not in use at the end of June.

Order backlog

The significance of traditional measures for the order backlog is impacted by the shift from traditional large outsourcing agreements towards agile methods and consumption-based business models. Additionally, traditional development programmes are cut into smaller projects. While this change in customer behaviour affects the order backlog levels, it is not expected to have any significant impact on Tieto’s market opportunity and business outlook.

The order backlog was impacted by a negative currency effect and amounted to EUR 1 800 (1 731) million. Of the backlog, 37% (34) is expected to be invoiced during 2019. The order backlog includes all signed customer orders that have not been recognized as revenue, including estimates of the value of consumption-based contracts.

12 | Interim Report 2/2019

Major agreements in January–June

Tieto has signed a number of new agreements during the period with customers across all the businesses. However, according to the terms and conditions of these agreements, Tieto is not able to disclose most of the contracts.

In January, Tieto signed an agreement with Goodyear for further development of a predictive tire maintenance solution (Goodyear TPMS). This solution reduces operational costs and vehicle emissions by means of advanced integration of IoT sensors, digital maps and predictive analytics. Tieto is Goodyear’s main supplier for IoT cloud back-end applications, web and mobile front-ends, Quality Assurance and Applications Operations, all in an Agile DevOps environment.

In January, Tieto made a strategic IT partnership agreement with Ahlstrom-Munksjö, a global leader in sustainable and innovative fibre-based solutions. The seven-year agreement, covering Ahlstrom-Munksjö’s business applications (order to cash ERP, MES and B2B services) availability, maintenance and development, is worth around EUR 19 million and includes an option to extend for up to two years. The partnership supports the execution of Ahlstrom-Munksjö’s business transformation strategy.

In January, Tieto signed an agreement with Getswish to deliver SIAM, development, maintenance and operations of the Swish ecosystem. This critical, high transaction payment service will be delivered 24/7/365 according to an end-to-end DevOps delivery model. The deal worth SEK 170 million is a continuation to the agreement concluded in 2017 and extends over five years.

In February, Tieto signed a deal with Sweden’s Health and Social Care Inspectorate (IVO). The agreement covers the development and management of IVO’s strategic solutions for enhancing digitalization and business development. The deal is for five years with an option to extend for another two years. The contract value for the first five years is estimated to be around SEK 110 million.

In March, the City of Stockholm and Tieto deepened their cooperation by signing a new agreement for Business Process Management and digital support for welfare and healthcare services. The agreement is valid until March 2027 and includes an option to extend the agreement for seven years. The Business Process Management platform enables modeling, automation, execution, control, measurement and flow optimization.

In March, Tieto signed an agreement with Folksam to future-proof the customer’s infrastructure. The two companies have cooperated since 2012. Folksam will use Tieto’s standardized services within areas such as private cloud and service bundles such as IaaS, PaaS and SaaS. With the help of Tieto’s Application Cloud Assessment service, Folksam will also get a clear overview of its application portfolio and continue its modernization journey towards cloud-based solutions. Folksam will also benefit from Avega’s vast expertise within cloud solutions, agile change processes and Microsoft and RedHat services. The agreement is worth more than SEK 600 million and extends over five years.

In May, Tieto and Ericsson agreed that all of Ericsson’s Radio Access Networks (RAN) software R&D activities in Lviv, Ukraine will be transferred to Tieto. According to the agreement, approximately 150 employees, located in Lviv, were offered new employment at Tieto. The companies will continue their strong partnership dating back to 2002 and Tieto continues to provide R&D services to Ericsson from the Lviv site in addition to establishing operations for other customers.

In May, Lyse decided to exercise an option for a two-year extension of the initial three-year contract concluded in 2016. The agreement covers data-driven services, cloud solutions, infrastructure operations and data centre services to Lyse and broad end-user IT support to 1 200 Lyse employees and consultants. Tieto will also help Lyse achieve its future Cloud First IT architecture, where data-driven services and information analysis are key drivers for success.

In June, Tieto and Lassila & Tikanoja (L&T) further strengthened their long-term partnership, under which Tieto provides company-wide IT services, including application management, service integration and management as well as hybrid infra services.

According to the agreement, altogether 23 Lassila & Tikanoja employees will transfer to Tieto. The strategic IT partnership aims to accelerate L&T’s digitalization and data-driven business initiatives.

In June, the Norwegian ministries selected Tieto as the supplier of their new case and archive system based on Tieto’s Public 360°. The procurement supports the Government’s strategy for a comprehensive ICT solution for the Prime Minister’s office, the Ministries and the Norwegian Government Security and Service Organization. The agreement entails the delivery of IT solutions with implementation and maintenance for a period of six years with an option to extend by four years.

In June, Innovia Films and Tieto agreed on a business transformation programme for four mills, including the UK, Belgium, Australia and Mexico. The duration of the programme, based on TIPS, Tieto’s solution for the forest industry, is 18 months.

13 | Interim Report 2/2019

Personnel

The number of full-time employees amounted to 15 101 (14 956) at the end of June. The number of full-time employees in the global delivery centres totalled 7 699 (7 448), or 51.0% (49.8) of all personnel.

In the first half, the number of full-time employees was down by a net amount of 89, including net recruitments of around 400 and redundancies of around 500.

Attrition has been on the rise across Tieto’s markets. The company, however, has been very successful in attracting and retaining talent. The 12-month rolling employee turnover stood at 12.5% (11.5) at the end of June.

Group-level salary inflation is expected to be close to 4% on average in 2019. Tieto anticipates that more than half of the salary inflation will be offset by greater offshoring and management of the competence pyramid.

Management

In line with networked ways of working, Tieto’s Leadership Team will be transformed into a new Tieto Leadership Network headed by Kimmo Alkio, President and CEO. The following appointments in the Tieto Leadership Network have been effective from 1 April:

Satu Kiiskinen, Managing Partner, Finland Håkan Dahlström, Managing Partner, Sweden Thomas Nordås, Managing Partner, Norway Petteri Uljas, Head of Hybrid Infra Christian Segersven, Head of Industry Software Tom Leskinen, Head of Product Development Services Ari Järvelä, Head of Centers of Excellence Katariina Kravi, Chief of Talent and Culture Julius Manni, Chief of Experience Markus Suomi, Chief of Technology and Quality Kishore Ghadiyaram, Chief of Strategy Tomi Hyryläinen, Chief Financial Officer.

Shares

The number of Tieto shares amounted to 74 109 252 at the end of June. Tieto currently holds a total of 172 245 own shares, representing 0.2% of the total number of shares and voting rights. The number of outstanding shares, excluding the treasury shares, was 73 937 007 at the end of the period.

14 | Interim Report 2/2019

Near-term risks and uncertainties

Consolidated net sales and profitability are sensitive to volatility in exchange rates, especially that of the Swedish Krona and Norwegian Krona. Sales to Sweden and Norway represent close to half of the Group’s sales. Further details on management of currency risks are provided in the Financial Statements and on currency impacts at www.tieto.com/currency.

The transformation to the new operating model may affect performance in the short term while the impact of the simplified structure on the full-year results is anticipated to be positive. Additionally, the planned merger of Tieto and EVRY may result in uncertainty and temporarily lower productivity in the short term. Tieto anticipates that the active employment market with high demand for specific competences may result in high attrition rates.

New disruptive technologies, such as cloud computing, drive customer demand towards standardized and less labour-intensive solutions where automation plays an important role. These changes may result in the need for restructuring.

The company’s development is relatively sensitive to changes in the demand from large customers as Tieto’s top 10 customers currently account for 29% of its net sales, with Product Development Services having the highest customer concentration in the company. However, the share of top 10 customers has decreased by several percentage points during the past years.

Typical risks faced by the IT service industry relate to the development and implementation of new technologies and software. In Tieto’s case these relate to both own software development and integration of third-party software carried out as project deliveries. Furthermore, additional technology licence fees and both the quality and timeliness of deliveries pose potential risks – and due to the nature of the business, IT service providers are vulnerable to disturbances, such as cybersecurity breaches.

The new EU General Data Protection Regulation took effect in May 2018. Tieto is well prepared for the GDPR although there is still uncertainty with regards to how the authorities will interpret the regulation and impose fines in case of personal data breaches. In addition to fulfilling its regulatory and contractual obligations, Tieto can tap into opportunities by helping customers in businesses such as security and application services.

Companies around the world are facing new risks arising from tax audits and some countries may introduce new regulation. Additionally, changes in the tax authorities’ interpretations could have unfavourable impacts on taxpayers

Full-year outlook for 2019 unchanged

Tieto expects its full-year adjusted1) operating profit (EBIT) to increase from the previous year’s level (EUR 168.0 million in 2018) added by the impact of IFRS 162) to maintain the comparability after the adoption of the new standard.

1) Adjusted for amortization of acquisition-related intangible assets, restructuring costs, capital gains/losses, goodwill impairment charges and other items affecting comparability

2) The company estimates that the adoption of IFRS 16 will have a positive impact on EBIT in 2019. In the first half, the impact on EBIT was EUR 2.0 million. Comparative periods are not restated. More information on the adoption of the standard can be found in the Accounting Policies in the tables section.

Financial calendar 2019

24 October              Interim report 3/2019 (8.00 am EET)

15 | Interim Report 2/2019

16 | Interim Report 2/2019

FINANCIAL INFORMATION FOR THE SECOND QUARTER

Income statement

EUR million	2019 4–6	2018 4–6	2019 1–6	2018 1–6	Change %	2018 1–12
Net sales	403.2	404.1	811.6	810.5	0	1.599.5
Other operating income	4.9	3.5	10.3	10.7	-4	22.0
Materials and services	-66.6	-63.3	-125.7	-123.4	2	-247.9
Employee benefit expenses	-244.5	-231.5	-485.8	-465.6	4	-905.0
Depreciation and amortization	-25.8	-15.2	-50.1	-29.0	73	-55.0
Impairment losses	—	—	—	—	—	-2.9
Other operating expenses	-54.5	-67.7	-108.5	-136.9	-21	-261.8
Share of results in joint ventures	1.4	1.3	2.9	2.3	26	5.8
Operating profit (EBIT)	18.1	31.3	54.9	68.6	-20	154.7
Interest and other financial income	0.6	0.6	1.1	1.1	0	2.3
Interest and other financial expenses	-3.5	-1.3	-6.5	-2.5	> 100	-5.2
Net foreign exchange gains/losses	3.9	0.1	3.7	0.1	> 100	1.0
Profit before taxes	19.1	30.6	53.1	67.3	-21	152.8
Income taxes	-1.0	-5.9	-8.0	-12.7	-37	-29.6
Net profit for the period	18.0	24.7	45.2	54.6	-17	123.2

Net profit for the period attributable to
Owners of the Parent company	18.0	24.7	45.2	54.6	-17	123.2
Non-controlling interest	0.0	0.0	0.0	0.0	—	0.0
	18.0	24.7	45.2	54.6	-17	123.2

Earnings per share attributable to owners of the Parent company, EUR per share
Basic	0.24	0.33	0.61	0.74	-18	1.67
Diluted	0.24	0.33	0.61	0.74	-18	1.66

Statement of other comprehensive income

EUR million	2019 4–6	2018 4–6	2019 1–6	2018 1–6	Change %	2018 1–12
Net profit for the period	18.0	24.7	45.2	54.6	-17	123.2
Items that may be reclassified subsequently to profit or loss
Translation differences	-4.6	-3.7	-3.1	-16.7	-81	-15.9
Cash flow hedges, net of tax	1.7	—	1.7	—	—	—
Items that will not be reclassified subsequently to profit or loss
Remeasurements of the defined benefit plans, net of tax	-2.6	-2.7	-2.4	-0.6	> 100	-0.5
Total comprehensive income	12.5	18.3	41.4	37.3	11	106.8

Total comprehensive income attributable to
Owners of the Parent company	12.5	18.3	41.4	37.3	11	106.8
Non-controlling interest	0.0	0.0	0.0	0.0	—	0.0
	12.5	18.3	41.4	37.3	11	106.8

17 | Interim Report 2/2019

Statement of financial position

Assets

EUR million	2019 30 Jun	2018 30 Jun	Change %	2018 31 Dec
Goodwill	439.3	437.5	0	442.6
Other intangible assets	44.3	43.7	1	45.6
Property, plant and equipment	86.7	90.4	-4	92.3
Right-of-use assets	152.5	—	—	—
Interests in joint ventures	15.3	15.4	-1	16.0
Deferred tax assets	24.3	26.2	-7	23.6
Defined benefit plan assets1)	0.8	3.2	-75	5.5
Finance lease receivables	3.1	0.9	> 100	0.7
Other financial assets at amortized cost	0.5	0.5	0	0.5
Other financial assets at fair value	0.5	0.6	-17	0.5
Other non-current receivables1)	15.5	10.1	53	14.9
Total non-current assets	782.9	628.5	25	642.3

Trade and other receivables1)	400.8	405.3	-1	379.4
Financial assets at fair value	10.4	2.7	> 100	3.6
Finance lease receivables	1.2	1.4	-14	0.9
Current tax assets	13.3	8.9	49	6.9
Cash and cash equivalents	71.7	67.4	6	164.6
Total current assets	497.4	485.7	2	555.3

Total assets	1 280.3	1 114.3	15	1 197.6

Equity and liabilities

EUR million	2019 30 Jun	2018 30 Jun	Change %	2018 31 Dec
Share capital, share issue premiums and other reserves	117.2	117.5	0	118.0
Invested unrestricted equity reserve	12.8	12.8	0	12.8
Retained earnings	285.3	279.1	2	351.6
Equity attributable to owners of the Parent company	415.3	409.5	1	482.5
Non-controlling interest	0.0	0.0	—	0.0
Total equity	415.3	409.5	1	482.5

Loans	184.7	0.5	> 100	184.6
Lease liabilities	108.9	1.3	> 100	0.8
Deferred tax liabilities	35.6	35.6	0	38.0
Provisions	4.0	2.0	> 100	3.3
Defined benefit obligations	7.7	10.0	-23	9.9
Other non-current liabilities	2.5	7.1	-65	3.2
Total non-current liabilities	343.5	56.5	> 100	240.0

Trade and other payables	355.8	356.2	0	339.7
Financial liabilities at fair value	0.3	2.9	-90	0.4
Current tax liabilities	6.6	5.7	16	8.9
Loans	100.6	276.8	-64	117.8
Lease liabilities	44.7	0.8	> 100	0.8
Provisions	13.6	5.9	> 100	7.4
Total current liabilities	521.5	648.3	-20	475.0

Total equity and liabilities	1 280.3	1 114.3	15	1 197.6

1) Comparative figures reclassified from current to non-current assets.

18 | Interim Report 2/2019

Statement of changes in shareholders’ equity

EUR million	Owners of the Parent company								Non- controlling interest	Total equity
	Share capital	Share premium and other reserves	Own shares	Translation differences	Cash flow hedges	Invested unrestricted equity reserve	Retained earnings	Total
31 Dec 2018	76.6	41.5	-5.1	-93.3	—	12.8	450.0	482.5	0.0	482.5

Comprehensive income
Net profit for the period	—	—	—	—	—	—	45.2	45.2	0.0	45.2
Other comprehensive income, net of tax
Remeasurements of the defined benefit plans, net of tax	—	—	—	—	—	—	-2.4	-2.4	—	-2.4
Translation differences	—	-0.9	—	-3.3	—	—	1.1	-3.1	—	-3.1
Cash flow hedges, net of tax	—	—	—	—	1.7	—	—	1.7	—	1.7
Total comprehensive income	—	-0.9	—	-3.3	1.7	—	43.9	41.4	0.0	41.4

Transactions with owners
Contributions and distributions
Share-based incentive plans	—	—	2.2	—	—	—	-3.6	-1.4	—	-1.4
Dividends	—	—	—	—	—	—	-107.2	-107.2	-	-107.2
Changes in ownership interests
Acquisition of non-controlling interest without change in control	—	—	—	—	—	—	—	—	—	—
Total transactions with owners	—	—	2.2	—	—	—	-110.8	-108.6	—	-108.6

30 Jun 2019	76.6	40.6	-2.9	-96.6	1.7	12.8	383.1	415.3	0.0	415.3

19 | Interim Report 2/2019

Owners of the Parent company

		Share premium		Trans-	Invested unre-			Non- control-
	Share	and other	Own	lation differ-	stricted equity	Retained		ling inter-	Total
EUR million	capital	reserves	shares	ences	reserve	earnings	Total	est	equity
31 Dec 2017	76.6	42.6	-11.6	-78.5	12.8	433.3	475.2	0.4	475.6
Adjustment on initial application of IFRS 9, net of tax	—	—	—	—	—	0.2	0.2	—	0.2
Adjustment on initial application of IFRS 2 amendment	—	—	—	—	—	4.0	4.0	—	4.0
Other adjustment	—	—	3.9	—	—	-3.9	0.0	—	0.0
1 Jan 2018	76.6	42.6	-7.7	-78.5	12.8	433.5	479.3	0.4	479.7

Comprehensive income
Net profit for the period	—	—	—	—	—	54.6	54.6	0.0	54.6
Other comprehensive income, net of tax
Remeasurements of the defined benefit plans, net of tax	—	—	—	—	—	-0.6	-0.6	—	-0.6
Translation differences	—	-1.7	—	-14.9	—	-0.1	-16.7	—	-16.7
Total comprehensive income	—	-1.7	—	-14.9	—	53.9	37.3	0.0	37.3

Transactions with owners
Contributions and distributions
Share-based incentive plans	—	—	2.6	—	—	-3.8	-1.2	—	-1.2
Dividends	—	—	—	—	—	-103.4	-103.4	—	-103.4
Changes in ownership interests
Acquisition of non-controlling interest without change in control	—	—	—	—	—	-2.5	-2.5	-0.4	-2.9
Total transactions with owners	—	—	2.6	—	—	-109.7	-107.1	-0.4	-107.5

30 Jun 2018	76.6	40.9	-5.1	-93.4	12.8	377.7	409.5	0.0	409.5

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Statement of cash flows

EUR million	2019 4–6	2018 4–6	2019 1–6	2018 1–6	2018 1–12
Cash flow from operating activities
Net profit for the period	18.0	24.7	45.2	54.6	123.2
Adjustments
Depreciation, amortization and impairment losses1)	25.8	15.2	50.1	29.0	57.9
Profit/loss on sale of property, plant and equipment, subsidiaries and business operations	—	0.2	—	-3.0	-5.0
Share of results in joint ventures	-1.4	-1.3	-2.9	-2.3	-5.8
Other adjustments	-0.2	-0.7	-0.2	1.9	-0.1
Net financial expenses	-1.0	0.6	1.7	1.3	1.9
Income taxes	1.0	5.9	8.0	12.7	29.6
Change in net working capital	1.9	-22.4	-0.8	-4.4	-3.2
Cash generated from operating activities before interests and taxes	44.2	22.2	101.1	89.8	198.6
Net financial expenses paid	-2.3	-3.0	-5.8	-5.3	-6.1
Dividends received	1.4	0.0	3.6	3.2	3.2
Income taxes paid	-6.1	-6.9	-18.5	-13.8	-21.4
Cash flow from operating activities	37.1	12.3	80.4	73.8	174.2

Cash flow from investing activities
Acquisition of subsidiaries and business operations, net of cash acquired	—	-4.0	-0.7	-10.2	-14.5
Capital expenditure	-12.5	-10.5	-21.9	-18.7	-45.0
Disposal of subsidiaries and business operations, net of cash disposed	—	1.0	0.3	7.1	8.4
Proceeds from sale of property, plant and equipment	—	0.1	—	0.1	0.6
Change in loan receivables	-3.1	0.0	-2.8	0.6	1.2
Cash flow from investing activities	-15.6	-13.6	-25.1	-21.2	-49.3

Cash flow from financing activities
Dividends paid	-107.3	-103.4	-107.4	-103.4	-103.4
Repayments of lease liabilities1)	-11.4	-0.2	-25.5	-0.4	-0.8
Change in interest-bearing liabilities2)	-18.3	122.1	-17.0	41.3	66.5
Other financing cash flow	—	-4.2	—	-4.2	-3.5
Cash flow from financing activities	-136.9	14.3	-149.8	-66.7	-41.2

Change in cash and cash equivalents	-115.4	13.0	-94.5	-14.1	83.7

Cash and cash equivalents at the beginning of period	186.3	53.9	164.6	78.2	78.2
Foreign exchange differences	0.7	0.5	1.6	3.3	2.7
Change in cash and cash equivalents	-115.4	13.0	-94.5	-14.1	83.7
Cash and cash equivalents at the end of period	71.7	67.4	71.7	67.4	164.6

1) IFRS 16 Leases adopted on 1 January 2019 retrospectively by using the cumulative catch up method and 2018 comparatives have not been restated.

2) During the second quarter 2019, the Group repaid the EUR 100 million bond and issued net EUR 85 million Commercial papers.

21 | Interim Report 2/2019

Basis of preparation

This interim report is unaudited and it is prepared in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU. The accounting policies adopted are consistent with those used in the annual financial statements for the year ended on 31 December 2018, except for the adoption of IFRS 16, as described below. In addition, the Group started to apply hedge accounting in the second quarter and related accounting policy is described below.

All presented figures in this interim report have been rounded and consequently, the sum of individual figures can deviate from the presented sum figure. Key figures have been calculated using exact figures.

The sales and profitability of Tieto are subject to seasonal variations. Usually, the third-quarter sales are affected by vacation period and the reversal of vacation accruals has a positive effect on profitability. Typically, the fourth-quarter sales and margins are positively affected by higher licence sales for Tieto’s industry-specific software.

Adoption of new and amended IFRS standards and interpretations

IFRS 16 Leases became effective on 1 January 2019. The standard removed the distinction between operating and finance leases. Under the new standard, an asset (right to use the leased item) and a financial liability to pay rentals are recognized in the statement of financial position. The Group adopted IFRS 16 retrospectively by using the cumulative catch up method where the requirements of the standard are applied to open contracts on the date of transition. Comparatives are not restated. Adoption of IFRS 16 had no effect on Group equity.

Nature and the effect of adoption of IFRS 16

Group as a lessee - Leases previously classified as operating leases

Upon transition to IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as operating leases and reported as straight-line expenses during the lease term in other operating expenses or employee benefit expenses. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities upon transition was 3.85%.

Leases previously classified as finance leases were carried forward at the same carrying amounts of lease assets and liabilities immediately before transition.

Upon transition, it was identified that operating lease commitments included payments of services of EUR 15.1 million. These have been excluded from the table below which illustrates the bridge between previous off-balance sheet leases and lease liabilities on 1 Jan 2019.

EUR million
Rent and Operating lease commitments on 31 Dec 2018	166.9
Changes in lease term considerations	18.0
Other	-2.0
Rent and Operating lease commitments subject to discounting	182.9
Discounting effect	-17.8
Finance lease liabilities	1.6
Lease liabilities on 1 Jan 2019	166.7

The right-of-use assets were measured at the same value as lease liabilities, adjusted for any prepayments or accrued costs or discounts immediately before transition. The IFRS 16 transition had the following impact on statement of financial position:

Assets

EUR million	2018 31 Dec	IFRS 16	2019 1 Jan
Capitalized finance leases	1.6	-1.6	—
Right-of-use assets
Buildings	—	144.3	144.3
Machinery and equipment	—	19.3	19.3
Total	1.6	162.0	163.6

22 | Interim Report 2/2019

Liabilities

EUR million	2018 31 Dec	IFRS 16	2019 1 Jan
Trade and other payables	-3.1	3.1	—
Lease liabilities
Current	-0.8	-45.2	-46.0
Non-current	-0.8	-119.9	-120.7
Total	-4.7	-162.0	-166.7

IFRS 16 impact in 2019
The impact of IFRS 16 has been as follows in 2019:

EUR million	Q1 2019	Q2 2019	H1 2019
On depreciations	11.5	11.7	23.2
On EBITDA	12.4	12.8	25.2
On EBIT	0.9	1.1	2.0
On net result	-0.4	-0.6	-1.0
In the cash flow from operating activities (offset in the cash flow from financing activities)	13.8	11.6	25.4

On Net debt/EBITDA	0.5		0.4

IFRS 16 has not affected EPS.

Practical expedients applied

The Group applied the following practical expedients upon transition:

●	At the date of initial application it was not reassessed whether a contract is a lease.

●	Where the contract contained options to extend or terminate the lease hindsight was used in determining the lease term.

●	The Group relied on its assessment of whether leases are onerous immediately before the date of initial application.

●	Initial direct costs for the measurement of the right-of-use asset at the date of initial application were excluded.

Group as a lessor

IFRS 16 did not change lessor accounting and, therefore, there was no impact on the Group upon transition.

New accounting policies

Tieto leases premises, IT equipment and cars. Lease terms are negotiated on individual basis and contain a wide range of renewal and termination options. Weighted average lease term for lease contract is 5 years (lease term varies between 1–21 years).

In monetary terms, the highest portion of the Group’s lease portfolio is for leasing premises. The Group leases also equipment for datacentres to support continuous service delivery to its customers. Rent of company cars is part of employees’ benefit package, the portion of employee share in payment being subject to local HR policies and varies between 0% to 100%.

Initially, lease liabilities are measured at the commencement date at the present value of the lease payments, discounted using the interest rate implicit in the lease, if it can be readily determined. If the rate can’t be readily determined, such as in real estate leases, the incremental borrowing rate is used. Incremental borrowing rate is defined for each legal entity, differentiated based on lease contract length and updated on a yearly basis.

Lease payments include fixed payments, in substance fixed payments, lease payments that depend on index or rate and exercise price of purchase option, if it is reasonably certain to be exercised.

Subsequently, lease liabilities are measured at amortized cost, by increasing or reducing the carrying amount to reflect interest on the lease liability and the lease payments made, respectively. Lease liabilities are remeasured for lease reassessments done or modified to reflect revised in-substance fixed lease payments.

Interest expenses are recognized in profit or loss.

23 | Interim Report 2/2019

Right-of-use assets are initially measured at the amount equal to lease liability:

●	less payments made at or before commencement date and lease incentives received

●	adding initial direct costs; and

●	adjusting by estimated dismantling or site restoration costs

Subsequently, right-of-use assets are measured applying cost model, where asset cost is reduced by accumulated depreciation and impairment losses and adjusted by remeasurement of a respective lease liability.

Right-of use assets are depreciated over the shorter period of lease term and useful life of the underlying asset.

Tieto has applied exemptions allowed by the standard not to capitalize short term leases (lease term less than 1 year at commencement, where there is no purchase option) and leases of low value assets. Typically, such assets would include lease of mobile phones, tablets and office furniture. Payments for such assets are recognized in profit or loss on straight-line basis during the lease term. The Group has also elected to separate service component of a lease for all asset types, except for cars, where only variable lease payments are excluded from the measurement of lease liability.

The Group presents cash payments for the principal portion of lease liabilities as cash flows from financing activities and interest portion within cash flows from operating activities. Previously, all the lease payments for operating leases were presented in the cash flow from operating activities. Short-term lease payments, payments for leases of low-value assets and variable lease payments not included in the measurement of the lease liability are presented as part of operating activities.

Hedge accounting

Cash flow hedges that qualify for hedge accounting

The Group designates certain derivatives as hedges of a particular risk associated with a highly probable forecast transaction (cash flow hedge).

At inception of the hedge accounting, The Group documents the economic relationship between the hedging instruments and hedged items, its’ risk management objective and strategy for undertaking the hedge transaction.

Derivatives are Financial assets or Financial liabilities measured at fair value. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. Amounts are reclassified to income statement in periods when the hedged item affects the profit or loss. Where the hedged items subsequently result in the recognition of a non-financial asset, the spot component of forward contracts is always included within the initial cost of the asset. The group decides the treatment of forward element for each cash flow hedge relationship individually. For existing hedge relationship, the effective portion of total change in fair value of derivatives – both spot and forward elements – is recognized in Cash flow hedging reserve within equity.

Hedge effectiveness is determined first upon inception and later throughout the hedge relationship period at least at each reporting date. This is done by assessing the prospective capacity of the derivatives in offsetting changes in fair values or cash flows of hedged items. When the critical terms of hedged transaction no longer match exactly with the critical terms of the hedging instrument, the group uses the hypothetical derivative method to assess effectiveness. The ineffective portion of changes in fair value of designated derivatives is recognized immediately in the income statement within the other financial income or expenses.

When a hedging instrument expires, is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

Critical accounting estimates and assumptions

The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may differ from the estimates. The critical accounting estimates and assumptions are disclosed in the 2018 consolidated financial statements.

24 | Interim Report 2/2019

Segment information

Tieto’s operating model comprises of four businesses, forming the reportable operating segments according to IFRS: Digital Experience, Hybrid Infra, Industry Software and Product Development Services.

Digital Experience

Tieto’s Digital Experience business includes consulting services, including design of service experiences, smart use of data, IT architecture consulting, business process and change management as well as system integration services and application development and management. The segment currently focuses on Finland and Sweden, and it serves customers also in Norway, Austria, the Baltic countries and Russia. Services are delivered primarily by employees based in the Nordic countries but also through delivery centres in the Baltic countries and India. The business has the largest market share in Finland.

Hybrid Infra

Tieto’s Hybrid Infra business provides enterprises with life cycle management of IT infrastructure, covering a wide variety of different technologies. The hybrid infrastructure foundation is to ensure Nordic customers’ business continuity and renewal and services include capacity services, hybrid cloud orchestration, and managed security services. The business has a clear geographical focus on Finland, Sweden and Norway, and Tieto is positioned as the leading provider in Finland and is among top 3 providers in Sweden. Services are delivered from both onshore locations in the Nordic countries and the main offshore delivery centre in the Czech Republic.

Industry Software

Tieto’s Industry Software provides with industry-specific software products for business-critical processes of clients in the financial services, public and healthcare and welfare sectors as well as in the forest industry and the energy and oil and gas segments.

Customers are in the Nordic countries while Tieto also has industry software for its global customers in the payments segment and the oil and gas and forest sectors.

Product Development Services

Product Development Services provides software R&D services with focus on the telecom sector and expanding to new domains such as automotive. Services are provided globally for communications infrastructure companies, consumer electronics and semiconductor companies as well as automotive industry. Services are currently provided mainly from global centres in Poland, China, Sweden, the Czech Republic and Finland.

Other operations consist of investments and revenue from few specific projects that aim to scale and create future business for Tieto. In addition, Group level costs, e.g. costs related to Global management, Group’s share of support functions and other non-allocated costs are reported under Other operations.

Customer sales by segment

EUR million	2019 4–6	2018 4–6	Change %	2019 1–6	2018 1–6	Change %	2018 1–12
Digital Experience	123.2	126.6	-3	252.8	251.6	1	487.3
Hybrid Infra	133.8	130.7	2	262.8	262.4	0	519.4
Industry Software	111.2	112.7	-1	223.9	228.1	-2	455.0
Product Development Services	34.6	33.7	3	71.4	67.6	6	135.8
Segments total	402.8	403.7	0	810.9	809.7	0	1 597.5
Other operations	0.4	0.5	-11	0.7	0.7	-2	2.1
Group total	403.2	404.1	0	811.6	810.5	0	1 599.5

25 | Interim Report 2/2019

Customer sales by country

EUR million	2019 4–6	2018	Change 4–6%	2019 1–6	2018 1–6	Change %	Share %	2018 1–12	Share %
Finland	178.3	176.5	1	355.3	353.1	1	44	692.7	43
Sweden	151.7	158.1	-4	310.2	322.7	-4	38	625.1	39
Norway	39.5	38.7	2	79.6	75.9	5	10	155.9	10
Other	33.7	30.8	9	66.5	58.7	13	8	125.9	8
Group total	403.2	404.1	0	811.6	810.5	0	100	1 599.5	100

Customer sales from long-term fixed-price contracts by segment

EUR million	2019 4–6	2018 4–6	2019 1–6	2018 1–6	2018 1–12
Digital Experience	1.9	4.6	4.0	6.2	9.4
Hybrid Infra	1.4	0.8	-0.1	2.1	2.8
Industry Software	0.9	4.5	3.0	9.1	15.1
Product Development Services	1.3	0.1	1.7	0.1	0.2
Group total	5.5	9.8	8.5	17.5	27.5

Tieto does not have individual significant customers as defined in IFRS 8.

Operating profit (EBIT) by segment

EUR million	2019 4–6	2018 4–6	Change %	2019 1–6	2018 1–6	Change %	2018 1–12
Digital Experience	7.1	16.5	-57	25.0	32.9	-24	59.2
Hybrid Infra	6.2	12.0	-48	14.4	21.8	-34	48.7
Industry Software	11.6	6.6	75	25.4	19.4	31	59.7
Product Development Services	2.7	2.9	-8	7.2	7.2	0	13.9
Segments total	27.6	38.0	-28	72.1	81.4	-12	181.5
Other operations	-9.5	-6.7	-40	-17.2	-12.8	-34	-26.8
Group total	18.1	31.3	-42	54.9	68.6	-20	154.7

Operating margin (EBIT) by segment

%	2019 4–6	2018 4–6	Change pp	2019 1–6	2018 1–6	Change pp	2018 1–12
Digital Experience	5.7	13.0	-7	9.9	13.1	-3	12.2
Hybrid Infra	4.6	9.2	-5	5.5	8.3	-3	9.4
Industry Software	10.4	5.9	5	11.3	8.5	3	13.1
Product Development Services	7.8	8.7	-1	10.1	10.7	-1	10.2
Operating margin (EBIT)	4.5	7.7	-3	6.8	8.5	-2	9.7

26 | Interim Report 2/2019

Calculation of alternative performance measures

Tieto presents certain financial measures, which, in accordance with the “Alternative Performance Measures” guidance issued by the European Securities and Markets Authority, are not accounting measures defined or specified in IFRS and are, therefore, considered alternative performance measures. Tieto believes that alternative performance measures provide meaningful supplemental information to the financial measures presented in the consolidated financial statements prepared in accordance with IFRS and increase the understanding of the profitability of Tieto’s operations. Alternative performance measures are not accounting measures defined or specified in IFRS and, therefore, they are considered non-IFRS measures, which should not be viewed in isolation or as a substitute to the IFRS financial measures.

Adjusted operating profit (EBIT)	= Operating profit + adjustments

Adjusted operating profit margin (EBIT), %	= Adjusted operating profit (EBIT) Net sales

Adjustments	= Amortization of acquisition-related intangible assets, restructuring costs, capital gains/losses, goodwill impairment charges and other items affecting comparability

Adjusted operating profit (EBIT) by segment

EUR million	2019 4–6	2018 4–6	Change %	2019 1–6	2018 1–6	Change %	2018 1–12
Digital Experience	10.6	16.2	-35	29.9	33.3	-10	63.8
Hybrid Infra	14.5	14.1	3	23.4	24.0	-3	52.4
Industry Software	12.2	8.4	44	26.2	20.3	29	59.9
Product Development Services	2.7	2.9	-7	7.2	7.3	0	14.1
Segments total	39.9	41.7	-4	86.7	84.9	2	190.2
Other operations	-5.9	-5.5	-8	-11.8	-10.8	-9	-22.2
Group total	34.0	36.2	-6	74.9	74.1	1	168.0

Adjusted operating margin (EBIT) by segment

%	2019 4–6	2018 4–6	Change pp	2019 1–6	2018 1–6	Change pp	2018 1–12
Digital Experience	8.6	12.8	-4	11.8	13.2	-1	13.1
Hybrid Infra	10.8	10.8	0	8.9	9.2	0	10.1
Industry Software	10.9	7.5	3	11.7	8.9	3	13.2
Product Development Services	7.9	8.7	-1	10.1	10.7	-1	10.4
Adjusted operating margin (EBIT)	8.4	9.0	-1	9.2	9.1	0	10.5

Reconciliation of alternative performance measures

	2019 4–6	2018 4–6	2019 1–6	2018 1–6	2018 1–12
Operating profit (EBIT)	18.1	31.3	54.9	68.6	154.7
+ restructuring costs	13.2	1.8	16.3	2.6	9.3
+ premises related expenses	—	—	—	—	0.3
- capital gains	—	0.2	—	-3.0	-4.6
+/- M&A related items	0.5	0.8	0.9	0.9	1.4
+ amortization of acquisition-related intangible assets	1.1	1.4	2.2	2.7	5.2
+/- other items	1.2	0.8	0.8	2.3	1.8
Adjusted operating profit (EBIT)	34.0	36.2	74.9	74.1	168.0

27 | Interim Report 2/2019

Personnel by segment

	End of period					Average
	2019 1–6	2018 1-6	Change %	Share %	2018 1–12	2019 1–6	2018 1–6
Digital Experience	5 292	5 157	3	35	5 252	5 279	5 061
Hybrid Infra	3 295	3 404	-3	22	3 533	3 497	3 350
Industry Software	4 142	4 058	2	27	4 038	4 094	3 990
Product Development Services	1 617	1 570	3	11	1 608	1 622	1 537
Segments total	14 346	14 188	1	95	14 431	14 492	13 938
Other operations	755	768	-2	5	759	769	754
Group total	15 101	14 956	1	100	15 190	15 261	14 692

Personnel by country

	End of period					Average
	2019 1–6	2018 1-6	Change %	Share %	2018 1–12	2019 1–6	2018 1–6
Finland	3 306	3 440	-4	22	3 392	3 354	3 389
Sweden	3 072	3 097	-1	20	3 106	3 117	3 072
India	2 709	2 713	0	18	2 721	2 722	2 674
Czech Republic	2 527	2 401	5	17	2 538	2 579	2 342
Latvia	694	629	10	5	671	687	616
Poland	681	648	5	5	662	676	594
Norway	612	595	3	4	607	609	596
China	489	480	2	3	497	496	471
Estonia	284	291	-2	2	301	297	284
Austria	167	148	13	1	162	168	143
Lithuania	112	111	1	1	115	113	110
Other	448	402	12	3	418	444	401
Group total	15 101	14 956	1	100	15 190	15 261	14 692
Onshore countries	7 402	7 507	-1	49	7 498	7 494	7 425
Offshore countries	7 699	7 449	3	51	7 692	7 767	7 267
Group total	15 101	14 956	1	100	15 190	15 261	14 692

Non-current assets by country

EUR million	2019 30 jun	2018 30 Jun	Change %	2018 31 Dec
Finland	77.0	77.9	-1	81.4
Sweden	38.1	39.0	-2	39.7
Norway	7.1	10.1	-30	8.1
Other	8.8	7.2	22	8.8
Total non-current assets	131.0	134.1	-2	137.9

Non-current assets include property, plant and equipment and intangible assets excluding goodwill.

28 | Interim Report 2/2019

Depreciation by segment

EUR million	2019 4–6	2018 4–6	Change %	2019 1–6	2018 1-6	Change %	2018 1–12
Digital Experience	0.9	0.1	> 100	1.7	0.2	> 100	0.3
Hybrid Infra	9.9	8.2	21	19.9	16.1	24	31.5
Industry Software	0.4	0.1	> 100	0.8	0.2	> 100	0.3
Product Development Services	0.1	0.0	> 100	0.1	0.0	> 100	0.0
Segments total	11.4	8.4	36	22.5	16.4	37	32.2
Other operations	10.2	1.7	> 100	20.0	3.4	> 100	7.0
Group total	21.6	10.1	> 100	42.5	19.9	> 100	39.2

Amortization on intangible assets recognized at fair value from acquisitions by segment

EUR million	2019 4–6	2018 4–6	Change %	2019 1–6	2018 1-6	Change %	2018 1–12
Digital Experience	0.3	0.4	-14	0.7	0.8	-15	1.6
Hybrid Infra	—	—	—	—	—	—	—
Industry Software	0.7	1.0	-23	1.5	1.9	-21	3.6
Product Development Services	—	—	—	—	—	—	—
Segments total	1.1	1.4	-20	2.2	2.7	-18	5.2
Other operations	—	—	—	—	—	—	—
Group total	1.1	1.4	-20	2.2	2.7	-18	5.2

Amortization on other intangible assets by segment

EUR million	2019 4–6	2018 4–6	Change %	2019 1–6	2018 1-6	Change %	2018 1–12
Digital Experience	0.1	0.1	-4	0.2	0.2	9	0.4
Hybrid Infra	3.0	3.4	-12	5.0	5.3	-7	9.0
Industry Software	—	0.1	—	—	0.2	—	0.4
Product Development Services	—	—	—	—	—	—	—
Segments total	3.1	3.6	-15	5.1	5.8	-11	9.7
Other operations	0.1	0.1	-38	0.2	0.7	-69	0.9
Group total	3.2	3.7	-15	5.3	6.4	-17	10.6

Net working capital in the statement of financial position

EUR million	2019 30 Jun	2018 30 Jun	Change %	2018 31 Dec
Trade receivables	310.0	305.5	1	294.9
Other working capital receivables	116.8	112.6	4	102.8
Working capital receivables included in assets	426.8	418.1	2	397.7

Trade payables	99.8	106.7	-6	101.5
Personnel related accruals	154.8	146.9	5	140.9
Provisions	17.6	7.9	> 100	10.8
Other working capital liabilities	100.5	105.7	-5	93.5
Working capital liabilities included in liabilities	372.7	367.2	1	346.7

Net working capital in the statement of financial position	54.1	50.9	6	51.0

29 | Interim Report 2/2019

Derivatives

Nominal amounts of derivatives

Includes the gross amount of all nominal values for contracts that have not yet been settled or closed. The amount of nominal value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by other contracts. The increase in overall hedging level is due to expected cash outflows resulting from the announced agreement to merge with EVRY ASA.

EUR million	2019 30 Jun	2018 31 Dec
Foreign exchange forward contracts	763.1	170.0
Forward contracts outside hedge accounting at fair value throught profit or loss	566.6	170.0
Forward contracts within hedge accounting at fair value through other comprehensive income	196.5	-

Fair values of derivatives

	30 Jun 2019			31 Dec 2018
Fair values of derivatives	Gross positive fair values	Gross negative fair values	Net fair values	Gross positive fair values	Gross negative fair values	Net fair values
Foreign exchange forward contracts	9.3	-0.3	9.0	2.6	-0.4	2.2
Forward contracts outside hedge accounting at fair value throught profit or loss	7.2	-0.3	6.9	2.6	-0.4	2.2
Forward contracts within hedge accounting at fair value through other comprehensive income	2.1	—	2.1	—	—	—

Derivatives are used for economic hedging purposes only.

Foreign exchange derivatives’ fair values are calculated according to foreign exchange and interest rates on the closing date.

Change in Fair value of hedging instrument	2019 30 Jun	2018 31 Dec
Total change in Fair value of forward contract	2.1	—
Efficient portion in Other comprehensive income	2.1	—
Inefficient portion in Other financial income or expenses	—	—

Fair value measurement of financial assets and liabilities

There have been no changes in fair value methodology and input levels: foreign exchange forward contracts are valued based on Level 2 inputs and Other financial assets at fair value through profit or loss’ (EUR 0.5 million on 30 Jun 2019) fair value measurement is based on their initial value. The fair market value cannot be reliably estimated, due to lack of proper market for the assets.

Trade receivables sold under non-recourse factoring agreements (EUR 1.1 million on 30 Jun 2019) are classified as Financial assets at fair value through profit or loss. Group estimates that the carrying amount approximates the fair value due to their short-term nature.

Hedge Accounting

The Group has dedicated a forward contract as a hedging instrument in a cash flow hedge relationship to hedge highly probable forecasted transaction in non-functional currency, that is, the cash component of a consideration payable to EVRY shareholders in a publicly announced merger transaction. The critical terms of the underlying transaction match with the ones of the hedging instrument:

•	Nominal amount (sell EUR 196.5 million, buy NOK 1 950 million at forward rate of 9.9233)

•	Maturity (both forward contract and underlying transaction is expected to realize by Q1 2020)

30 | Interim Report 2/2019

Other reserves

Cash flow hedges

Hedging reserve
Balance at 1 Jan 2019	—
Fair value gains in year	2.1
Fair value losses in year	—
Tax on fair value gains	-0.4
Tax on fair value losses	—
Balance at 30 June 2019	1.7

Commitments and contingencies

EUR million	2019 30 Jun	2018 31 Dec
For Tieto obligations
Guarantees1)
Performance guarantees	29.3	26.5
Lease guarantees	9.0	8.1
Other	0.9	0.8
Other Tieto obligations
Rent commitments due in one year	—	39.6
Rent commitments due in 1–5 years	—	113.7
Rent commitments due after 5 years	—	8.3
Operating lease commitments due in one year	—	8.8
Operating lease commitments due in 1–5 years	—	11.6
Operating lease commitments due after 5 years	—	0.0
Commitments to purchase assets	4.8	5.3
Other	1.1	0.8

1) In addition commitments of EUR 6.4 (8.0) million related to liabilities in the consolidated statement of financial position.

Number of shares

	2019 4–6	2019 1–3	2019 1–6	2018 1–6	2018 1–12
Outstanding shares, end of period
Basic	73 937 007	73 937 007	73 937 007	73 826 349	73 826 349
Effect of dilutive share-based incentive plans	157 330	133 930	157 246	140 556	189 324
Diluted	74 094 337	74 070 937	74 094 253	73 966 905	74 015 673

Outstanding shares, average
Basic	73 937 007	73 848 481	73 892 988	73 784 703	73 809 855
Effect of dilutive share-based incentive plans	157 330	133 930	157 246	140 556	189 324
Diluted	74 094 337	73 982 411	74 050 234	73 925 259	73 999 179

Company’s possession of its own shares
End of period	172 245	172 245	172 245	282 903	282 903
Average	172 245	260 771	216 264	324 549	303 555

31 | Interim Report 2/2019

Key figures

	2019 4–6	2018 4–6	2019 1-3	2019 1–6	2018 1–6	2018 1-12
Earnings per share, EUR
Basic	0.24	0.33	0.37	0.61	0.74	1.67
Diluted	0.24	0.33	0.37	0.61	0.74	1.66
Equity per share, EUR	5.62	5.55	5.44	5.62	5.55	6.54

Return on equity, 12-month rolling, %	27.6	30.5	30.4	27.6	30.5	25.7
Return on capital employed, 12-month rolling, %	19.2	24.1	22.3	19.2	24.1	20.9
Equity ratio, %	33.7	38.2	29.7	33.7	38.2	41.3
Interest-bearing net debt, EUR million	362.5	209.2	273.2	362.5	209.2	137.4
Gearing, %	87.3	51.1	67.9	87.3	51.1	28.5
Capital expenditure, EUR million	12.5	10.5	9.4	21.9	18.7	45.0
Acquisitions, EUR million	—	4.0	0.7	0.7	10.2	14.5

Quarterly figures

Key figures

	2019 4–6	2019 1–3	2018 10–12	2018 7–9	2018 4–6	2018 1-3
Earnings per share, EUR
Basic	0.24	0.37	0.48	0.45	0.33	0.41
Diluted	0.24	0.37	0.48	0.45	0.33	0.41
Equity per share, EUR	5.62	5.44	6.54	6.03	5.55	5.29
Return on equity, 12-month rolling, %	27.6	30.4	25.7	27.8	30.5	30.7
Return on capital employed,12-month rolling, %	19.2	22.3	20.9	23.5	24.1	29.2
Equity ratio, %	33.7	29.7	41.3	41.9	38.2	36.3
Interest-bearing net debt, EUR million	362.5	273.2	137.4	199.7	209.2	100.7
Gearing, %	87.3	67.9	28.5	44.8	51.1	25.8
Capital expenditure, EUR million	12.5	9.4	16.7	9.6	10.5	8.2
Acquisitions, EUR million	—	0.7	4.3	—	4.0	6.2

Income statement

EUR million	2019 4–6	2019 1–3	2018 10–12	2018 7–9	2018 4–6	2018 1–3
Net sales	403.2	408.4	421.9	367.1	404.1	406.3
Other operating income	4.9	5.5	8.0	3.3	3.5	7.2
Materials and services	-66.6	-59.1	-67.2	-57.3	-63.3	-60.1
Employee benefit expenses	-244.5	-241.3	-239.7	-199.6	-231.5	-234.2
Depreciation, amortization and impairment losses	-25.8	-24.2	-15.9	-13.0	-15.2	-13.8
Other operating expenses	-54.5	-54.0	-63.7	-61.2	-67.7	-69.2
Share of results in joint ventures	1.4	1.4	2.4	1.1	1.3	1.0
Operating profit (EBIT)	18.1	36.8	45.7	40.4	31.3	37.3
Financial income and expenses	1.0	-2.7	-0.8	0.3	-0.6	-0.7
Profit before taxes	19.1	34.1	44.8	40.7	30.6	36.7
Income taxes	-1.0	-6.9	-9.2	-7.7	-5.9	-6.8
Net profit for the period	18.0	27.1	35.6	33.0	24.7	29.9

32 | Interim Report 2/2019

Statement of financial position

EUR million	2019 30 Jun	2019 31 Mar	2018 31 Dec	2018 30 Sep	2018 30 Jun	2018 31 Mar
Goodwill	439.3	442.4	442.6	439.7	437.5	437.4
Other intangible assets	44.3	45.4	45.6	43.2	43.7	46.1
Property, plant and equipment	86.7	87.4	92.3	88.9	90.4	92.2
Right-of-use assets	152.5	156.7	—	—	—	—
Interests in joint ventures	15.3	15.3	16.0	16.5	15.4	14.2
Other non-current assets	44.7	43.7	45.7	46.9	41.5	44.3
Total non-current assets	782.9	790.9	642.3	635.3	628.5	634.2

Trade receivables and other current assets	425.7	434.9	390.7	413.5	418.3	444.0
Cash and cash equivalents	71.7	186.3	164.6	51.0	67.4	53.9
Total current assets	497.4	621.3	555.3	464.5	485.7	497.9

Total assets	1 280.3	1 412.2	1 197.6	1 099.8	1 114.3	1 132.1

Total equity	415.3	402.5	482.5	445.3	409.5	390.7

Non-current loans	293.6	298.7	185.5	100.7	1.7	101.7
Other non-current liabilities	49.9	50.9	54.5	54.1	54.7	55.0
Total non-current liabilities	343.5	349.6	240.0	154.8	56.5	156.8

Trade payables and other current liabilities	362.6	489.2	349.0	341.2	364.8	521.1
Provisions	13.6	8.3	7.4	6.2	5.9	7.8
Current loans	145.3	162.6	118.6	152.3	277.6	55.7
Total current liabilities	521.5	660.1	475.0	499.7	648.3	584.6

Total equity and liabilities	1 280.3	1 412.2	1 197.6	1 099.8	1 114.3	1 132.1

Statement of cash flows

EUR million	2019 4–6	2019 1–3	2018 10–12	2018 7–9	2018 4–6	2018 1–3
Cash flow from operating activities
Net profit for the period	18.0	27.1	35.6	33.0	24.7	29.9
Adjustments	24.2	32.5	21.9	16.9	19.9	19.5
Change in net working capital	1.9	-2.8	25.9	-24.7	-22.4	18.0
Cash generated from operating activities before interests and taxes	44.2	56.9	83.6	25.2	22.2	67.5
Net financial expenses paid	-2.3	-3.5	0.3	-1.1	-3.0	-2.3
Dividends received	1.4	2.2	—	0.0	0.0	3.2
Income taxes paid	-6.1	-12.4	-2.2	-5.4	-6.9	-6.9
Cash flow from operating activities	37.1	43.3	81.7	18.7	12.3	61.5

Cash flow from investing activities	-15.6	-9.5	-20.2	-7.8	-13.6	-7.6

Cash flow from financing activities	-136.9	-12.9	50.9	-25.4	14.3	-81.0

Change in cash and cash equivalents	-115.4	20.9	112.4	-14.5	13.0	-27.1

Cash and cash equivalents at the beginning of period	186.3	164.6	51.0	67.4	53.9	78.2
Foreign exchange differences	0.7	0.9	1.3	-1.9	0.5	2.8
Change in cash and cash equivalents	-115.4	20.9	112.4	-14.5	13.0	-27.1
Cash and cash equivalents at the end of period	71.7	186.3	164.6	51.0	67.4	53.9

33 | Interim Report 2/2019

Quarterly figures by segments

Customer sales by segment

EUR million	2019 4–6	2019 1–3	2018 10–12	2018 7–9	2018 4–6	2018 1–3
Digital Experience	123.2	129.7	129.8	105.9	126.6	125.0
Hybrid Infra	133.8	129.0	132.8	124.1	130.7	131.7
Industry Software	111.2	112.7	122.2	104.7	112.7	115.4
Product Development Services	34.6	36.8	36.2	31.9	33.7	34.0
Segments total	402.8	408.1	421.1	366.7	403.7	406.1
Other operations	0.4	0.3	0.8	0.5	0.5	0.3
Group total	403.2	408.4	421.9	367.1	404.1	406.3

Operating profit (EBIT) by segment

EUR million	2019 4–6	2019 1–3	2018 10–12	2018 7–9	2018 4–6	2018 1–3
Digital Experience	7.1	18.0	15.2	11.1	16.5	16.5
Hybrid Infra	6.2	8.2	11.6	15.2	12.0	9.9
Industry Software	11.6	13.8	23.7	16.6	6.6	12.8
Product Development Services	2.7	4.5	3.6	3.1	2.9	4.3
Segments total	27.6	44.5	54.1	46.0	38.0	43.4
Other operations	-9.5	-7.7	-8.4	-5.6	-6.7	-6.1
Group total	18.1	36.8	45.7	40.4	31.3	37.3

Operating margin (EBIT) by segment

%	2019 4–6	2019 1–3	2018 10–12	2018 7–9	2018 4–6	2018 1–3
Digital Experience	5.7	13.9	11.7	10.5	13.0	13.2
Hybrid Infra	4.6	6.4	8.8	12.2	9.2	7.5
Industry Software	10.4	12.2	19.4	15.8	5.9	11.1
Product Development Services	7.8	12.3	9.9	9.7	8.7	12.7
Operating margin (EBIT)	4.5	9.0	10.8	11.0	7.7	9.2

Adjusted operating profit (EBIT) by segment

EUR million	2019 4–6	2019 1–3	2018 10–12	2018 7–9	2018 4–6	2018 1–3
Digital Experience	10.6	19.3	19.0	11.6	16.2	17.1
Hybrid Infra	14.5	8.9	12.9	15.5	14.1	9.9
Industry Software	12.2	14.0	22.0	17.7	8.4	11.9
Product Development Services	2.7	4.5	3.7	3.2	2.9	4.3
Segments total	39.9	46.8	57.5	47.9	41.7	43.2
Other operations	-5.9	-5.8	-6.5	-4.9	-5.5	-5.3
Group total	34.0	40.9	51.0	43.0	36.2	37.9

Adjusted operating profit (EBIT) by segment

%	2019 4–6	2019 1–3	2018 10–12	2018 7–9	2018 4–6	2018 1–3
Digital Experience	8.6	14.9	14.6	10.9	12.8	13.7
Hybrid Infra	10.8	6.9	9.7	12.5	10.8	7.5
Industry Software	10.9	12.5	18.0	16.9	7.5	10.3
Product Development Services	7.9	12.3	10.1	9.9	8.7	12.7
Operating margin (EBIT)	8.4	10.0	12.1	11.7	9.0	9.3

34 | Interim Report 2/2019

Major shareholders on 30 June 2019

	Shares	%
1 Cevian Capital1)	11 004 295	14.8
2 Solidium Oy	7 415 418	10.0
3 Silchester International Investors LLP2)	7 401 027	10.0
4 Swedbank Robur fonder	2 358 025	3.2
5 Ilmarinen Mutual Pension Insurance Company	1 471 095	2.0
6 Elo Mutual Pension Insurance Company	1 183 000	1.6
7 Nordea funds	761 340	1.0
8 The State Pension fund	723 000	1.0
9 Svenska litteratursällskapet i Finland r.f.	636 345	0.9
10 Åbo Akademi University Foundation	435 808	0.6
Top 10 shareholders total	33 389 353	45.1
- of which nominee registered	18 405 322	24.8

Nominee registered other	28 902 752	39.0
Others	11 817 147	15.9
Total	74 109 252	100.0

Based on the ownership records of Euroclear Finland Oy and Euroclear Sweden AB.

1) Based on the ownership records of Euroclear Finland Oy, Cevian Capital’s holding on 31 March 2019 was 11 004 295 shares, representing 14.8% of the shares and voting rights.

2) On 23 June 2015, Silchester International Investors LLP announced that its holding in Tieto Corporation was 7 401 027 shares, which represents 10.0% of the shares and voting rights.

For further information, please contact:

Tomi Hyryläinen, Chief Financial Officer, tel. +358 50 555 0363, tomi.hyrylainen (at) tieto.com

Tanja Lounevirta, Head of Investor Relations, tel. +358 50 321 7510, tanja.lounevirta (at) tieto.com

35 | Interim Report 2/2019

A teleconference for analysts and media will be held on Friday 19 July 2019 at 10.00 am EET (9.00 am CET, 8.00 am UK time). Kimmo Alkio, President and CEO, and Tomi Hyryläinen, CFO, will present the results online in English. The presentation can be followed on Tieto’s website.

To take part in the question and answer session after the presentation you will need to dial-in by phone.

Teleconference numbers

Finland: +358 981 710 310

Sweden: +46 856 642 651

United Kingdom: +44 333 300 08 04

United States: +1 631 913 14 22

Conference code: 46117723#

To ensure that you are connected to the conference call, please dial in a few minutes before the start of the press and analyst conference. The teleconference is recorded and it will be available on demand later during the day.

Tieto publishes its financial information in English and Finnish.

TIETO CORPORATION

DISTRIBUTION

NASDAQ Helsinki

Principal Media

Tieto aims to capture the significant opportunities of the data-driven world and turn them into lifelong value for people, business and society. We aim to be customers’ first choice for business renewal by combining our software and services capabilities with a strong drive for co-innovation and ecosystems.

Headquartered in Finland, Tieto has around 15 000 experts in close to 20 countries. Tieto’s turnover is approximately EUR 1.6 billion and shares listed on NASDAQ in Helsinki and Stockholm. www.tieto.com.

Tieto Corporation

Business ID: 0101138-5

Keilahdentie 2-4

PO Box 2

FI-02101 ESPOO, FINLAND

Tel +358 207 2010

Registered office: Espoo

E-mail: ir (at) tieto.com

www.tieto.com